

June 23, 2015

Robert J. Oswald
Chief Executive Officer
Perk International, Inc.
5401 Eglinton Ave, West Suite 205
Toronto, Ontario, Canada

> **Re: Perk International, Inc.**
> **Form 8-K**
> **Filed January 9, 2015**
> **Form 10-Q for the Period Ended February 28, 2015**
> **Filed April 20, 2015**
> **File No. 333-189540**

Dear Mr. Oswald:

We issued comments on the above captioned Form 8-K on February 5, 2015 and March 6, 2015. On April 28, 2015, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws. On May 8, 2015, we issued comments on your amended Form 8-K filed April 30, 2015 and Form 10-Q for the period ended February 28, 2015.

As you have not provided a substantive response to our last comment letter dated May 8, 2015, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Matthew O'Brien
         Chief Technology Officer